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                             September 20, 2021

       William Horne
       Chief Executive Officer
       Ault Disruptive Technologies Corp
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, Nevada 89141

                                                        Re: Ault Disruptive
Technologies Corp
                                                            Amendment No. 1 to
Draft Registration Statement
                                                            Response Dated
August 27, 2021
                                                            CIK No. 0001864032

       Dear Mr. Horne:

              We have reviewed your August 27, 2021 response to our comment letter and have the following comment.

                Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 20, 2021 letter.

       Amendment No.1 to Draft Registration Statement submitted on July 26,
2021

       Capitalization, page 88

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation to be provided in your Company   s
                                                        Amended and Restated
Certificate of Incorporation qualifies a portion of your redeemable
                                                        Class A shares for
permanent equity classification in accordance with ASC 480-10-S99-
                                                        3A for the following
reasons:

                                                              Each redeemable
Class A share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or by passage of time.
                                                              The intention is
that in all cases the redeemable Class A shareholders will have their
 William Horne
Ault Disruptive Technologies Corp
September 20, 2021
Page 2
          investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
            The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's articles of incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

      Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.
       You may contact Wilson Lee at 202-551-3468 or Howard Efron at 202-551-3439 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam Horne
                                                            Division of
Corporation Finance
Comapany NameAult Disruptive Technologies Corp
                                                            Office of Real
Estate & Construction
September 20, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName